UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Cantel Medical Corp.

(Name of Issuer)

Common Stock $.10 par value per share

(Title of Class of Securities)

1380981081

(CUSIP Number)

Mr. Charles M. Diker

730 Fifth Avenue, 15th Floor

New York, NY 10019

(212) 904-0321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Mr. Eric W. Nodiff

Cantel Medical Corp.

150 Clove Road

Little Falls, NJ 07424

(973) 890-7220

December 20, 2001; June 9, 2004; January 5, 2005; December 16, 2005;

July 10, 2006; October 16, 2008; June 5, 2009; December 8, 2010; December 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Charles M. Diker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,698,742

	8.	Shared Voting Power 429,524

	9.	Sole Dispositive Power 2,698,742

	10.	Shared Dispositive Power 1,334,463

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,033,205

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 20 ("Amendment No. 20"), which amends the Schedule 13D filed with the Securities and Exchange Commission (as amended, the “Schedule 13D”) by Charles M. Diker relates to the beneficial ownership of securities of Cantel Medical Corp. owned by Mr. Diker and certain affiliated parties over which Mr. Diker may be deemed to have beneficial ownership by virtue of the authority granted to him to vote and/or dispose of shares held by such persons or based on his relationship to such persons, as applicable. This Amendment No. 20 is being filed to report transactions that should have been reported in amendments to the Schedule 13D since the filing of Amendment No. 19 to the Schedule 13D on May 31, 2001 (“Late Reported Transactions”). It further updates the beneficial ownership of Mr. Diker subsequent to the Late Reported Transactions through a current date, July 3, 2012. Share amounts reported herein have been adjusted to reflect a three-for two stock split effected in the form of a 50% stock dividend paid in February 2012.

Item 1.	Security and Issuer

Common Stock, Par Value $.10 per share Cantel Medical Corp. 150 Clove Road Little Falls, NJ 07424

Item 2.	Identity and Background

(a)              The name of the person filing this Amendment No. 20 is Charles M. Diker.

(b)              Mr. Diker’s business address is 730 Fifth Ave., 15th Floor, New York, NY 10019.

(c)               Mr. Diker’s present principal occupation is serving as managing partner of Diker Management LLC, a registered investment adviser located at 730 Fifth Ave., 15th Floor, New York, NY 10019.

(d)              Mr. Diker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               Mr. Diker is not, and during the last five years has not been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Mr. Diker is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 5 below refers to, and Exhibit 99.1 lists, all of the transactions required to be reported in this Amendment 20, including the Late-Reported Transactions that should have been reported previously (collectively, the “Transactions”).  As itemized on Exhibit 99.1, the transactions were comprised of:

(a)         gifts;

(b)         vesting of stock options;

(c)          the transfer of shares from trusts for the benefit of the reporting person’s children;

(d)         the transfer of shares from trusts for the benefit of the reporting person’s grandchildren;

(d)         the withholding of shares (transfer back to the issuer) to cover withholding taxes;

(e)          restricted stock issuances by the Issuer to the reporting person; and

(f)           sales of shares.

In no case other than purchases of shares were funds or other consideration paid by the reporting person.  In the case of purchases, the reporting person used his own individual funds.  No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction.

The transactions described in Schedule 99.1 were for the following purposes:

(a)         All gifts were for charitable contributions or to family members.

(b)         The vesting of stock options were in accordance with the standard terms attributable to options granted by the Company generally.

(c)          The transfer of shares from a trust for the benefit of the reporting person’s children (the beneficiaries of the trust) were directed by the children (adults living outside of the reporting person’s home) who desired to own the shares directly.

(d)         The withholding of shares (transfer back to the issuer) was to cover withholding taxes payable upon vesting of restricted stock held by the reporting person.

(e)          Restricted stock awards were granted to the reporting person as compensation for serving as Chairman of the Board of the Company and/or as a director of the Company.

(f)           Purchases of shares were made through open market purchases based on the reporting person’s evaluation of the market price of shares on the NYSE at the time.

(g)          Sales of shares in the open market.

At none of the applicable times did the reporting person have any plans or proposals which relate to or would result in:

(a)         The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)          Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)         Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a)-(b) Items 7-11 and 13 of the cover page of this Schedule 13D which relate to beneficial ownership of Cantel’s securities by Mr. Diker are hereby incorporated by reference in response to this item. As of July 3, 2012, Mr. Diker may be deemed to have beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, 4,033,205 shares of Cantel Common Stock (including share equivalents), constituting approximately 14.9% of Cantel’s common stock. The percentage is based upon 26,998,483 shares of Cantel Common Stock outstanding on June 30, 2012.  Mr. Diker does not own any stock options.

Mr. Diker has sole voting power and sole disposition power of 2,698,742 shares.  Mr. Diker does not currently own any vested stock options to purchase shares of Cantel Common Stock.

Mr. Diker may be deemed to have shared power to vote (or to direct the vote of) an aggregate of 429,524 shares of Cantel Common Stock, comprised of (i) 19,620 shares of Cantel Common Stock owned by the DicoGroup, Inc. (the “DicoGroup Shares”), (ii) 155,131 shares of Cantel Common Stock owned by certain trusts established for the benefit of Mr. Diker’s children (the “Children Trust Shares”), (iii) 46,500 shares of Cantel Common Stock owned by certain trusts established for the benefit of Mr. Diker’s grandchildren (the “Grandchildren Trust Shares”) and (iv) 208,273 shares of Cantel Common Stock owned by a non-profit corporation (the “Foundation”) of which Mr. Diker and his wife are the principal officers and directors (the “Not For Profit Shares”). Mr. Diker may be deemed to be the beneficial owner, under Rule 13d-3, of the DicoGroup Shares, the Children Trust Shares, the Grandchildren Trust Shares and the Not For Profit Shares.

Mr. Diker may be deemed to have shared power to dispose of (or direct the disposition of) an aggregate of 1,334,463 shares of Cantel Common Stock, comprised of (i) the 19,620 DicoGroup Shares referred to above, (ii) the 155,131 Children Trust Shares referred to above, (iii) the 46,500 Grandchildren Trust Shares referred to above, and (iv) the 208,273 Not For Profit Shares referred to above, (v) 351,107 shares of Cantel Common Stock owned by Mr. Diker’s wife, and (vi) 553,832 shares of Cantel Common Stock held in certain discretionary accounts with Diker Management LLC (the “Management Account Shares”). Mr. Diker’s wife has sole power to vote

(or to direct the vote of) her shares. However, Mr. Diker may be deemed to be the beneficial owner under Rule 13d-3 of the 351,107 shares of Cantel Common Stock owned by Mrs. Diker. Mr. Diker may be deemed to have investment discretion with respect to the Management Account Shares. Mr. Diker manages the accounts associated with the Management Account Shares, but he has no beneficial ownership with respect to the discretionary accounts and he does not have the power to vote (or to direct the vote of) the Management Account Shares. However, by reason of his investment power and relationship with Diker Management LLC, Mr. Diker may be deemed to be the beneficial owner of the 553,832 Management Account Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of (i) the shares owned by Mrs. Diker and (ii) the Management Account Shares.

Exhibit 99.2 sets forth Mr. Diker’s ownership of securities on the dates of each of the Late Reported Transaction.

(c) There have been no transactions in the Cantel Common Stock by Mr. Diker (either directly or indirectly through individuals, corporations and other entities through which Mr. Diker may possess the power to vote or dispose of shares of Cantel Common Stock) during the 60 days prior to the date of this statement.  However, had Mr. Diker filed amendments to his Schedule 13D to report the Late Reported Transactions, he would have been required under this subsection (c) to list transactions during the 60 days prior to the date of each of such amendments.  Schedule 99.1 lists all such transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Diker does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Cantel (other than for Restricted Stock Agreements covering Mr. Diker’s unvested restricted shares).

Item 7.	Material to be Filed as Exhibits.

99.1 Schedule of Late Reported Transactions (and transactions within 60 days prior to such transactions). 99.2 Ownership Schedule

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated:	July 9, 2012

By:	/s/ Charles M. Diker
Name:	Charles M. Diker